Exhibit 99.(h)(10)(K)(ii)

AMENDMENT TO

INVESTMENT ADVISOR FEE WAIVER AGREEMENT

This Amendment to the Investment Advisor Fee Waiver Agreement (“Amendment”) is effective as of July 1, 2025 , by and among American Beacon Funds, a Massachusetts Business Trust (“Trust”), American Beacon Advisors, Inc., a Delaware Corporation (the "Manager"), and SSI Investment Management, LLC, a Delaware Limited Liability Company (the "Adviser").

WHEREAS, the Trust, the Manager and the Adviser entered into an Investment Advisor Fee Waiver Agreement dated as of December 29, 2023 (the “Agreement”); and

WHEREAS, the parties desire to amend Schedule A of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

1.         Amendment to Agreement.

Effective immediately, Schedule A is deleted and replaced with the following:

“In accordance with the terms of the Adviser Fee Waiver Agreement among the Trust, on behalf of the Fund, the Manager, and the Adviser, the Adviser shall waive fees as follows with respect to the Fund’s assets under Adviser’s management for the period from July 1, 2025 through December 31, 2025.

Fee Waiver Rate:

First $300 million 0.44%

Over $300 million 0.34%”

2.         Miscellaneous.

(a)       Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)     This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SSI Investment Management, LLC

By:	/s/ Syed Mehdi
Name: Syed Mehdi
Title: President & CCO

American Beacon Advisors, Inc.

By:	/s/ Gregory J. Stumm
Gregory J. Stumm
President

American Beacon Funds

By:	/s/ Paul Cavazos
Paul Cavazos
Senior Vice President